Exhibit 99.2

	CAPITALIZATION & INDEBTEDNESS

	THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS.

		September 30, 2019
		(in € m.)
	Debt (1), (2):
	Long-term debt	144,811
	Trust preferred securities	3,392
	Long-term debt at fair value through profit or loss	5,197
	Total debt	153,401

	Shareholders' equity:
	Common shares (no par value)	5,291
	Additional paid-in capital	40,413
	Retained earnings	11,528
	Common shares in treasury, at cost	(7)
	Equity classified as obligation to purchase common shares	-
	Accumulated other comprehensive income, net of tax
	Unrealized net gains (losses) on financial assets at FVOCI, net of tax and other	211
	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	23
	Unrealized net gains (losses) on assets classified as held for sale, net of tax	-
	Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at FVTPL , net of tax	33
	Foreign currency translation, net of tax	866
	Unrealized net gains from equity method investments	(4)
	Total shareholders' equity	58,354
	Equity component of financial instruments	4,668
	Noncontrolling interest	1,599
	Total equity	64,620
	Total capitalization	218,021
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[1]	€ 734 million (0.5)% of our debt was guaranteed as of September 30, 2019. This consists of debt of a subsidiary which is guaranteed by the German government.
[2]	€ 62,080 million (40%) of our debt was secured as of September 30, 2019.

Due to rounding, numbers may not add up precisely to the totals provided.